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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TYLER TECHNOLOGIES, INC. (Name of Subject Company (Issuer))
TYLER TECHNOLOGIES, INC. (Issuer) (Names of Filing Persons (Identifying Status as Offeror, Issuer, or Other Person)
Common Stock (Title of Class of Securities)
902252105 (CUSIP Number of Class of Securities)

H. Lynn Moore, Jr., Esq.
General Counsel
5949 Sherry Lane, Suite 1400
Dallas, Texas 75225
(972) 713-3719
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
With a copy to: Randall G. Ray, Esq. Gardere Wynne Sewell LLP 1601 Elm Street, Suite 3000 Dallas, Texas 75201-4761 (214) 999-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$16,800,000	$1,360
*
For purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 4,200,000 shares of common stock, $0.01 par value, at the maximum tender offer price of $4.00 per share. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals 0.0000809 of the transaction value.

**
Previously paid.

☒
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,360	Filing Party:	Tyler Technologies, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	April 14, 2003
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transaction to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.
☒
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

        This Amendment No. 3 ("Amendment No. 3") to the Issuer Tender Offer Statement on Schedule TO is filed by Tyler Technologies, Inc., a Delaware corporation (the "Company"), in connection with its offer to purchase up to 4,200,000 shares of common stock of the Company, $0.01 par value per share (the "Common Stock"), or such lesser number of shares as is properly tendered and not properly withdrawn, at a price specified by the Company that is not in excess of $4.00 nor less than $3.60 per share, net to the seller in cash, without interest, at which the Company's stockholders have indicated they are willing to sell their shares. The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 14, 2003 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), as amended or supplemented from time to time, which together constitute the offer. This Amendment No. 3 amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed by the Company on April 14, 2003 (the "Schedule TO") as set forth below. This Amendment No. 3 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13(e)-4(c)(3) of the Securities Exchange Act of 1934, as amended.

        The information in the Offer to Purchase and the Letter of Transmittal, copies of which were previously filed on Schedule TO as Exhibit (a)(1)(i) and (a)(i)(ii), respectively, is incorporated in this Amendment No. 3 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 4 and 11.

        Items 4 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the Letter of Transmittal, are hereby amended and supplemented as follows:

        (i)    The fifth paragraph on page 5 of the Letter of Transmittal is deleted in its entirety and replaced with the following:

    "Tyler will, upon the terms and subject to the conditions of the tender offer, determine a single per share price, not in excess of $4.00 per share nor less than $3.60 per share, that it will pay for shares properly tendered and not withdrawn under the tender offer, taking into account the number of shares so tendered and the prices specified by tendering stockholders. Tyler will select the purchase price that will allow it to purchase 4,200,000 shares, or such lesser number of shares as are properly tendered, at prices not in excess of $4.00 per share nor less than $3.60 per share, under the tender offer. All shares properly tendered at prices at or below the purchase price and not properly withdrawn will be purchased at the purchase price, net to the seller in cash, without interest, upon the terms and subject to the conditions of the tender offer, including its odd lot priority, proration, and conditional tender provisions described in the Offer to Purchase, and Tyler will return all other shares, including shares tendered and not properly withdrawn at prices greater than the purchase price and shares not purchased because of proration or conditional tenders, as promptly as practicable following the expiration date."

        (ii)  The first full paragraph on page 6 of the Letter of Transmittal is deleted in its entirety and replaced with the following:

    "Under certain circumstances set forth in the Offer to Purchase, Tyler may terminate or amend the tender offer or may postpone the acceptance for payment of, or the payment for, shares tendered or may accept for payment fewer than all of the shares tendered hereby. Certificate(s) for any shares not tendered or not purchased will be returned to the undersigned at the address indicated above. Tyler has no obligation, under the Special Payment Instructions, to transfer any certificate for shares from the name of its registered holder, or to order the registration or transfer of shares tendered by book-entry transfer, if

2

    Tyler purchases none of the shares represented by such certificate or tendered by such book-entry transfer."

        (iii)  The second paragraph on page 6 of the Letter of Transmittal is deleted in its entirety and replaced with the following:

    "Acceptance of shares by Tyler for payment will constitute a binding agreement between the undersigned and Tyler upon the terms and subject to the conditions of the tender offer."

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TYLER TECHNOLOGIES, INC.
	By:	/s/ H. Lynn Moore, Jr. H. Lynn Moore, Jr. Vice President and General Counsel
Dated: April 30, 2003

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SCHEDULE TO
  Items 4 and 11.
SIGNATURE